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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*


                             Westerbeke Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    957547102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745(2-95)                 Page 1 of 4 pages



 ---------------------                                      -------------------
| CUSIP No. 957547102 |                13G                 | Page 2 of 4 Pages |
 ----------------------                                     -------------------


--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John H. Westerbeke, Jr.
      ###-##-####

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

--------------------------------------------------------------------------------
                5     SOLE VOTING POWER

                      1,248,250   Includes:  1,098,250 owned directly
                                               150,000 exercisable stock options
NUMBER OF       ----------------------------------------------------------------
SHARES          6     SHARED VOTING POWER
BENEFICIALLY
OWNED BY              0
EACH
REPORTING       ----------------------------------------------------------------
PERSON          7     SOLE DISPOSITIVE POWER
WITH
                      1,248,250

                ----------------------------------------------------------------
                8     SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,248,250      Includes:    1,098,250 owned directly
                                     150,000 exercisable stock options
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       60.4%

--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       IN

--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Pages 2 of 4 pages


Item l(a).    Name of Issuer:
              ---------------

              The name of the issuer is Westerbeke Corporation ("Westerbeke").

Item l(b).    Address of Issuer's Principal Executive Offices:
              ------------------------------------------------

                    The principal executive offices of Westerbeke are located
               at Avon Industrial Park, Avon, Massachusetts 02322.

Item 2(a).    Names of Persons Filing:
              ------------------------

                    This statement is being filed by John H. Westerbeke, Jr.

Item 2(b).    Address of Principal Business Office or, if none, Residence:
              ------------------------------------------------------------

                    The address of the principal business office of John H.
              Westerbeke, Jr. is Avon Industrial Park, Avon, Massachusetts
              02322.

Item 2(c).    Citizenship:
              ------------

                    John H. Westerbeke, Jr. is a citizen of the United States.

Item 2(d).    Title of Class of Securities:
              -----------------------------

                    The securities to which this statement relates are shares
              of the common stock, $.01 par value (the "Common Stock"), of Westerbeke.

Item 2(e).    CUSIP Number:
              -------------

                    The CUSIP number of the Common Stock is 957547102.

Item 3.       Not applicable.

Item 4.       Ownership:
              ----------

                    (a) As of January 1, 1998, John H. Westerbeke, Jr. owned beneficially 1,248,250 shares (the "Shares") of Common Stock.

                    (b) The Shares represent approximately 60.4% of the class of Common Stock.

                    (c)  As of January 1, 1998, Mr. John H. Westerbeke, Jr. had
              (1) sole power to vote or to direct the vote of 1,248,250 Shares and (2) sole power to dispose of or direct the disposition of 1,248,250 Shares.

Item 5.       Ownership of Five Percent or Less of a Class:
              ---------------------------------------------

                    Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person:
              ----------------------------------------------------------------

                    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
              Company:
              -------------------------------------------------------------

                    Not applicable.

Item 8.       Identification and Classification of Members of the Group:
              ----------------------------------------------------------

                    Not applicable.

Item 9.       Notice of Dissolution of Group:
              -------------------------------

                    Not applicable.

Item 10.      Certification:
              ---------------

                    Not applicable.


                               Page 3 of 4 pages


Signature
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 10, 1998


                                        /s/  John H. Westerbeke, Jr.
                                        --------------------------------------
                                             John H. Westerbeke, Jr.



                               Page 4 of 4 pages